CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

(Expressed in Canadian Dollars, unless otherwise stated)

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Continental Minerals Corporation

We have audited the accompanying consolidated balance sheets of Continental Minerals Corporation (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of operations, comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 15 to the consolidated financial statements.

As discussed in Note 3(a) to the consolidated financial statements, the Company has changed its accounting policies.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 26, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Chartered Accountants

Vancouver, Canada
June 26, 2009

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with
KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Continental Minerals Corporation

We have audited Continental Minerals Corporation (the "Company's") internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the section entitled Internal Controls over Financial Reporting Procedures included in item 15 of the Company's Annual Report on Form 20-F. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007 and the related consolidated statements of operations, comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2008 and our report dated June 26, 2009 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada
June 26, 2009

2

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$15,263,682	$33,040,579
Amounts receivable	477,585	211,864
Amounts due from related party (note 10)	556,426	–
Prepaid expenses and deposits	416,401	668,407
	16,714,094	33,920,850

Mineral property interests (note 5)	113,162,309	117,287,309
Property and equipment (note 7)	422,587	548,280
Investments (note 4)	1	1
	$130,298,991	$151,756,440

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$5,950,065	$1,912,150
Amounts due to related parties (note 10)	202,984	345,420
Current portion of long-term payable (note 5)	609,000	991,300
	6,762,049	3,248,870

Long-term payable (note 5)	609,000	991,300
Future income tax liabilities (note 12)	32,638,000	25,510,000

Shareholders' equity
Share capital (note 9(b))	175,044,539	175,044,539
Contributed surplus (note 9(e))	9,517,334	10,680,085
Deficit	(94,271,931)	(63,718,354)
	90,289,942	122,006,270
Continuing operations and going concern (note 1)
Subsequent events (note 9(d))
Commitments (note 14)
	$130,298,991	$151,756,440

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ David Copeland	/s/ Rene G. Carrier

David J. Copeland	Rene G. Carrier
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars except for number of shares)

	Years ended December 31
	2008	2007	2006
Expenses
Amortization	$60,906	$6,272	$–
Conference and travel	798,118	1,511,724	843,510
Consulting	129,055	–	–
Exploration (note 6)	14,977,053	16,170,355	19,226,242
Exploration - stock-based compensation (note 9(d))	527,431	205,162	660,279
Insurance	145,892	164,075	131,880
Interest expense	–	309,045	916,021
Interest income	(657,929)	(858,891)	(56,668)
Legal, accounting and audit	925,466	533,765	860,049
Loss on extinguishment of promissory note (note 8)	–	475,000	–
Office and administration	3,256,496	2,080,201	2,387,458
Operations and administration - stock-based
compensation (note 9(d))	1,404,818	2,336,326	1,950,259
Project investigation	25,165	–	–
Shareholder communications	266,953	387,122	353,977
Trust and filing	85,500	103,457	124,617
Loss before the following:	21,944,924	23,423,613	27,397,624
Foreign exchange loss (gain) related to future income tax	8,158,000	(2,416,737)	–
Other foreign exchange loss (gain)	450,653	428,579	263,329
Non-controlling interest	–	–	(944,880)
Loss for the year	$30,553,577	$21,435,455	$26,716,073

Basic and diluted loss per share	$(0.24)	$(0.18)	$(0.51)

Weighted average number of
common shares outstanding	129,053,041	116,675,784	52,849,728

Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	Years ended December 31
	2008	2007
Loss for the year	$30,553,577	$21,435,455
Other comprehensive loss	–	–
Comprehensive loss	$30,553,577	$21,435,455

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended December 31
	2008	2007	2006
Deficit, beginning of year	$(63,718,354)	$(41,717,265)	$(15,001,192)
Adjustment for adoption of new accounting standards (note 2(n))	–	(565,634)	–
	(63,718,354)	(42,282,899)	(15,001,192)
Loss for the year	(30,553,577)	(21,435,455)	(26,716,073)
Deficit, end of year	$(94,271,931)	$(63,718,354)	$(41,717,265)

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31
Cash provided by (used for)	2008	2007	2006

Operating activities
Loss for the year	$(30,553,577)	$(21,435,455)	$(26,716,073)
Items not involving cash
Accretion, net of interest	–	–	230,298
Amortization	272,383	269,222	140,381
Debt interest paid by issuance of common shares	–	156,274	151,233
Accrued loan interest	–	–	10,520
Foreign exchange loss (gain)	8,505,900	(2,905,000)	178,000
Loss on extinguishment of convertible promissory note	–	475,000	–
Non-controlling interest	–	–	(944,880)
Stock-based compensation	1,932,249	2,541,488	2,610,538
Changes in non-cash operating working capital
Amounts receivable	(265,721)	15,734	(664)
Prepaid expenses	252,006	(500,329)	(107,104)
Accounts payable and accrued liabilities	4,037,915	(1,669,000)	2,672,005
Due (to) from related parties	(698,862)	988,475	(501,256)
Cash used for operating activities	(16,517,707)	(22,063,591)	(22,277,002)

Investing activities
Acquisition of property and equipment	(146,690)	(294,175)	(524,545)
Acquisition of Great China Mining Inc. (net of cash paid)	–	–	1,303,179
Cash provided by (used for) investing activities	(146,690)	(294,175)	778,634

Financing activities
Principal payments on long-term payable	(1,112,500)	–	–
Issuance of common shares, net of issue costs	–	67,181,543	6,280,926
Issuance (repayment) of convertible promissory note	–	(12,075,000)	11,500,000
Loan (repayment) from related party	–	(1,500,000)	1,500,000
Cash provided by (used for) financing activities	(1,112,500)	53,606,543	19,280,926

Increase (decrease) in cash and cash equivalents	(17,776,897)	31,248,777	(2,217,442)
Cash and cash equivalents, beginning of year	33,040,579	1,791,802	4,009,244

Cash and cash equivalents, end of year	$15,263,682	$33,040,579	$1,791,802

Components of cash and cash equivalents are as follows:
Cash	$3,379,695	$19,291,814	$1,679,686
Government treasury bills, bankers acceptances, and term deposits	11,883,987	13,748,765	112,116
	$15,263,682	$33,040,579	$1,791,802

Supplementary information
Income taxes paid	$–	$–	$–
Interest paid	$–	$152,651	$367,695

Non-cash financing and investing activities
Fair value of stock options transferred from contributed surplus to share
capital on options exercised	$–	$285,094	$874,476
Shares issued for interest payment on convertible promissory note	$–	$156,274	$–
Shares, options and warrants issued and to be issued pursuant to the acquisition
of Great China Mining Inc. and acquisition of related properties	$–	$–	$82,376,136
Long-term payable related to acquisition of surrounding properties	$–	$–	$2,314,600
Future income tax related to acquisition of surrounding properties	$–	$–	$26,770,000

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

1.	CONTINUING OPERATIONS AND GOING CONCERN

Continental Minerals Corporation ("Continental" or the "Company") is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the acquisition, exploration and development of mineral properties.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests, and property and equipment are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is in the process of developing its Xietongmen Project located in Tibet, in the People's Republic of China (the "PRC"). The underlying value and the recoverability of the amounts shown for mineral property interests, and property and equipment are dependent upon the existence of economically recoverable mineral reserves, receipt of appropriate permits, the ability of the Company to obtain the necessary financing to complete the development of the project, and the future profitable production from, or the proceeds from the disposition of, this project.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. As at December 31, 2008 the Company had net working capital of approximately $10 million (2007 – $31 million) and continues to incur exploration and development expenditures related to the Xietongmen Project. The Company has not yet produced any revenue and has incurred recurring losses since inception. At December 31, 2008, the Company had approximately $15 million (2007 – $33 million) in cash and cash equivalents.

Management recognizes that the Company will need to generate additional financing in order to meet its planned business objectives. There is no assurance that the Company will be able to raise these additional financial resources. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration and development activities.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

All material intercompany balances and transactions have been eliminated.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(c)	Mineral property interests

Exploration and development expenditures incurred prior to the determination of the feasibility of mining operations, a positive construction and production decision, and the securing of appropriate financing, are expensed as incurred.

Exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, a positive construction and production decision, and the securing of appropriate financing, are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Option payments, until such time as the option is exercised or an interest in the property is earned, are expensed as incurred.

Mineral property acquisition costs subsequent to exercising the option or earning an interest in the property are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value is determined to have occurred.

Administrative expenditures are expensed in the period incurred.

(d)	Property and equipment

Property and equipment are primarily used in the Company's exploration activities and are stated at cost less accumulated amortization. Amortization of equipment related to the Company's exploration activities is included within exploration expenses. Amortization of equipment not specifically related to the Company's exploration activities is included in the consolidated statements of operations. Amortization is provided on a straight-line basis at various rates ranging from 10% to 50% per annum representing the estimated useful lives of the related equipment.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

(e)	Share capital

Share capital is recorded based on proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at their quoted market price on the date the agreement to issue the shares was reached and announced for business combinations and the date of issuance for other non-monetary transactions.

(f)	Stock-based compensation

The Company has a share purchase option plan, which is described in note 9(d). All stock-based payments are accounted for using a fair value based method and the related compensation expense is included in operations, with an offset to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(g)	Foreign currency translation

All of the Company's foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars ("CAD") at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses are translated at the rates in effect at the date of transaction. Gains or losses on translation are recorded in the consolidated statements of operations.

(h)	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the year. For all periods presented, earnings (loss) available to common shareholders equals reported earnings (loss). Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants are applied to repurchase common shares at the average market price for the year. For all years presented, the impact of stock options and warrants, if any, has been excluded as they would be anti-dilutive.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

(i)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments, property and equipment and mineral property interests, valuation of income tax assets and liabilities, determination of fair values assigned to the net assets acquired and liabilities assumed on acquisitions, determination of reclamation obligations and determination of fair values of stock options, warrants and financial instruments. Actual results could differ from those estimates.

(j)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of existing assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reduce the asset to its estimated realizable amount.

(k)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the related asset. As at the end of reported period, the Company did not have any asset retirement obligations.

(l)	Impairment of long-lived assets

The Company periodically reviews and evaluates its long-lived assets, including mineral property interests, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

(m)	Comprehensive Income

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net income (loss), such as unrealized gains or losses on available-for-sale investments. Certain gains and losses that would otherwise be recorded as part of net income are to be presented in other accumulated comprehensive income until it is considered appropriate to recognize into net income. Accumulated other comprehensive income is presented as a category in shareholders’ equity. As at December 31, 2008 and 2007, the Company had no accumulated other comprehensive income and for the years ended December 31, 2008 and 2007, comprehensive loss equals net loss.

(n)	Financial Instruments

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings (loss).

•	Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in net earnings (loss).

•	Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings (loss) in the period in which they arise.

•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise, except for cash flow hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income (loss).

At January 1, 2007, upon adoption of this standard, the Company designated the liability component of the convertible promissory note (note 8) as held for trading and its carrying value was adjusted to

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

its estimated fair value of $11,600,000 (using estimates of discounted cash flows) with a charge to deficit as at January 1, 2007, of $565,634. In addition, the Company designated cash and cash equivalents as held for trading, amounts receivable from related parties as loans and receivables, accounts payable and accrued liabilities and amounts due to related parties and long term payable as other liabilities.

(o)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly adopted accounting standards

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the CICA. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	(i)	Capital Disclosures (Section 1535)

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance. These are presented in note 11.

	(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace Section 3861, "Financial Instruments – Disclosure and Presentation". These new standards require entities to disclose quantitative and qualitative information that enable users to evaluate the significance of financial instruments on the Company’s financial performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the year and at the balance sheet date. In addition, disclosure is required of management’s objectives, policies and procedures for managing these risks. These are presented in note 11.

	(iii)	Going Concern – Amendments to Section 1400

CICA Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The adoption of this section resulted in additional disclosures in note 1.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Future changes in accounting standards

	(i)	International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") has announced its decision to replace Canadian GAAP with International Financial Reporting Standards ("IFRS") for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2011. Therefore, the adoption of IFRS will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

	(ii)	Section 3064 – Goodwill and Intangibles

The AcSB issued CICA Handbook Section 3064, which replaces Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after the current fiscal year. The Company is currently evaluating the impact of this new standard and anticipates this standard will have no significant impact on the financial statements.

4.	INVESTMENTS

	December 31	December 31
	2008	2007
Investment in Gibraltar preferred shares (note 4(a))	$26,764,784	$26,764,784
Redeemable preferred shares of the Company (note 9(f))	(26,764,784)	(26,764,784)
Investment in net smelter returns royalty (note 4(b))	1	1
	$1	$1

(a)	Investment in Gibraltar preferred shares

During 2001, the Company completed an arrangement agreement (the "Arrangement") whereby the Company transferred its principal mineral property interest at that time, the Harmony Gold Property, to Gibraltar Mines Ltd. ("Gibraltar"), a subsidiary of Taseko Mines Limited ("Taseko"), a public company with certain directors in common with Continental.

Pursuant to the Arrangement, the Company received 12,483,916 series A preferred shares of Gibraltar. As the Arrangement was between companies with common management and directors,

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

the preferred shares were valued at the net book value of the assets transferred, net of cash consideration received, as follows:

Mineral property interests	$28,811,296
Land and equipment	8,488
Reclamation deposits	175,000
Cash consideration	(2,230,000)
Value attributable to Gibraltar preferred shares	$26,764,784

The Gibraltar preferred shares issued pursuant to the Arrangement are redeemable non-dividend-paying preferred shares, which generally are non-voting, except that the holders may vote in certain events if Gibraltar proposes to sell the Harmony Project for proceeds of less than $20 million. The holders also vote as a class, pursuant to the provisions of the British Columbia Business Corporations Act (formerly the Company Act), in the event Gibraltar proposes to alter, modify or abrogate the stated special rights.

Gibraltar is obligated to redeem the shares on the sale of all or substantially all (80%) of the Harmony Gold Property excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property, or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). The commencement of commercial production generally means the operation of a mine or milling facility at the Harmony Gold Property at 75% of rated capacity for any 20 days in a 30 consecutive day period. On the occurrence of an HP Realization event, Gibraltar must redeem the Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. As at December 31, 2008, the conversion rate of the Taseko Share price for the purposes of an obligatory redemption based on an HP Realization Event was $5.14 (2007 – $4.89) and will increase by $0.25 per year each July 21st. If there is no HP Realization Event on or before October 16, 2011, the Gibraltar preferred shares will be redeemed by Gibraltar for that number of Taseko Shares valued at the greater of $10.00 and the weighted average trading price of Taseko Shares for the immediately preceding 20 trading days.

The initial paid-up amount for the Gibraltar preferred shares is $62.77 million, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Gold Property is less than $62.77 million, or to the extent that the fair market value of Gibraltar's interest in a mine at the Harmony Gold Property is determined to be less than $62.77 million. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and also in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Gold Property, net of Gibraltar's reasonable costs of disposition, costs incurred

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

by Gibraltar after the effective date in connection with the Harmony Gold Project, and a reasonable reserve for Gibraltar's taxes arising in consequence of the sale or other disposition of the Harmony Gold Project.

The Gibraltar preferred shares also require that Gibraltar not sell the Harmony Gold Property except pursuant to an HP Realization Event, but options and joint ventures are permitted as long as the third party expends funds on the Harmony Gold Property. Gibraltar may not alter the rights of these shares without the consent of the holders.

(b)	Investment in net smelter returns royalty

Pursuant to an assignment agreement dated September 30, 1995, the Company transferred its rights to certain mineral properties located in Peru to El Misti Gold Ltd. (subsequently renamed Andean American Mining Corp.), a company with common directors at the time, in exchange for common shares of El Misti Gold Ltd. pursuant to an option granted to a company affiliated with a former director, and a 1% net smelter returns royalty, to a maximum of $2 million, from revenues earned from the properties. The common shares of El Misti Gold Ltd. were sold in 1997. The investment in the net smelter returns royalty was assigned a nominal value of $1.

5.	MINERAL PROPERTY INTERESTS

Xietongmen Property	December 31	December 31
	2008	2007
Balance, beginning of the year	$117,287,309	$112,747,309
Increase (decrease) in accumulated mining permit costs	(3,095,000)	3,405,000
Future income tax related to accumulated mining permit costs	(1,030,000)	1,135,000
Balance, end of the year	$113,162,309	$117,287,309

The Xietongmen Property is located approximately 240 kilometers west of Lhasa, Tibet. It consists of the 13 square-kilometer Xiongcun exploration license, and the 109 square kilometer Laze exploration license which essentially surrounds that Xiongcun license.

From January 1, 2004 to December 31, 2006, the Company acquired a 100% interest in the Xietongmen copper-gold property ("Xietongmen Property") for cash, common share, and share purchase warrant consideration, in several stages totaling $112.7 million. The purchase was completed by way of an acquisition, on December 15, 2006, of Great China Mining Inc. ("GCMI"), a then-public company, and its subsidiary, Highland Mining Inc. ("Highland"), a British Virgin Islands company which in turn owns Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"). Tian Yuan is a "wholly foreign-owned enterprise" in China, which owns 100% of the Xietongmen Property.

Cash payments for the acquisition of the Surrounding Properties, totaling US$3.25 million ($3,761,225) were and are to be paid as follows: US$1.25 million ($1,446,625) was paid on

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

December 15, 2006, the closing date of the acquisition, and of the remaining US$2 million, US$500,000 is due on each of the next four anniversaries of the closing, which has been recorded as a liability. The payment due December 15, 2007, was delayed until early 2008, as the vendors were restructuring their banking affairs. This payment was made subsequent to the year end on February 4, 2008. The payment due December 15, 2008 was paid as scheduled. Accordingly, at December 31, 2008, US$ 500,000 ($609,000) is included in current liabilities and US$ 500,000 ($609,000) is presented as a long-term payable. This long-term payable is non-interest bearing and is unsecured.

Following the acquisition of GCMI, a former director of GCMI agreed to provide consulting services to assist the Company in securing the necessary mining permits for commercial mining at the Xietongmen Property prior to March 31, 2010 (the "Permits Consulting Agreement"). Upon receipt of all necessary permits, the Company has agreed to issue 2,500,000 units consisting of one common share and one warrant, with each warrant exercisable at $1.59 for one year from the date of receipt of the mining permits.

As at the date of entering into the Permits Consulting Agreement with the former director, and at December 31, 2008, it was not determinable when the Company would ultimately receive the necessary mining permits for the Xietongmen Property. At December 31, 2008, the fair value of these 2,500,000 units, prorated over the expected period of service, has been estimated at $625,000 (December 31, 2007 – $3,720,000) and has been charged to mineral property interests. An estimated future income tax liability of $210,000 (December 31, 2007 – $1,240,000) has also been recorded. The fair value of the Continental common shares issuable upon receipt of permits was estimated using the price at December 31, 2008 of $0.33 (December 31, 2007 – $1.59) . The fair value of the share purchase warrants issuable upon receipt of permits was estimated using a Black-Scholes option pricing model with the following assumptions: risk free interest rate – 4%; expected life – 1 year; expected volatility – 92%; and expected dividends – nil (note 9(d)). The decrease of $3,095,000 (2007 – increase of $3,405,000) and the decrease in the associated estimated future income tax of $1,030,000 (2007 – increase of $1,135,000) have been recorded as a reduction of $4,125,000 (2007 – increase of $4,540,000) in mineral property interests for the year ended December 31, 2008.

The decrease in the value of the warrants in 2008 ($625,000) as compared to $3,720,000 in 2007 was due to the significant decline in the share price of the Company.

Under a separate option agreement, the same former director of GCMI was granted 700,000 options of the Company, for his services as a director and co-Chairman. One third of these options vest each year, over a three year period starting December 15, 2006. Each option is exercisable at $1.61 and expires on the earlier of 90 days following the date the individual ceases to be a director of the Company, or February 28, 2011. Stock-based compensation expense related to these options was estimated at $165,704 (December 31, 2007 – $368,395). The fair value of these options was estimated using a Black-Scholes option pricing model with the following assumptions: risk free interest rate – 4%; expected life – 2 years; expected volatility – 66%; and expected dividends – nil.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

6.	EXPLORATION AND DEVELOPMENT EXPENSES

Exploration and development expenditures expensed during the years ended December 31:

Xietongmen Property, China	2008	2007	2006
Exploration Costs
Amortization	$211,477	$262,950	$140,381
Assays and analysis	130,827	592,171	1,455,212
Drilling	187,373	2,476,029	5,559,219
Engineering	6,246,291	5,307,365	5,928,230
Environmental	1,057,553	1,759,826	786,757
Equipment rentals and leases	31,666	309,875	457,212
Freight	42,149	57,168	16,157
Geological	2,373,842	914,527	1,564,687
Graphics	26,148	37,175	90,413
Property and finders' fees	12,591	17,136	283,206
Site activities	1,224,075	2,286,371	1,307,752
Socioeconomic	2,786,632	1,738,148	997,989
Transportation	646,429	411,614	639,027
Incurred during the year	14,977,053	16,170,355	19,226,242
Non-cash stock-based compensation	527,431	205,162	660,279
Total, including stock based compensation	$15,504,484	$16,375,517	$19,886,521

Xietongmen Property, China	2008	2007	2006
Accumulated exploration expenses, beginning of year	$45,978,614	$29,603,097	$9,716,576
Incurred during the year	15,504,484	16,375,517	19,886,521
Accumulated exploration expenses, end of year	$61,483,098	$45,978,614	$29,603,097

7.	PROPERTY AND EQUIPMENT

December 31, 2008		Accumulated
	Cost	amortization	Net book value
Leasehold improvements	$117,692	$52,770	$64,922
Computers	220,372	154,918	65,454
Field equipment	197,021	177,829	19,192
Furniture	41,734	27,497	14,237
Vehicles	530,562	271,780	258,782
	$1,107,381	$684,794	$422,587

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

December 31, 2007		Accumulated
	Cost	amortization	Net book value
Leasehold improvements	$47,848	$28,846	$19,002
Computers	170,383	81,842	88,541
Field equipment	185,884	118,186	67,698
Furniture	26,013	17,871	8,142
Vehicles	530,562	165,665	364,897
	$960,690	$412,410	$548,280

8.	CONVERTIBLE PROMISSORY NOTE

On August 29, 2006, the Company issued to Taseko Mines Limited ("Taseko"), a public company with certain directors in common with Continental, a $11.5 million convertible promissory note (the "Note").

Taseko had the right to convert any or the entire principal then outstanding under the one year Note, plus a 5% premium into the Company's common shares at $2.05 per share if the Note was exercised within the first six months or, at $2.25 per share if exercised in the second six months. Taseko also received the right to participate in the Company's future financings (the "Participation Right") and in such event could redeem the Note at 105% of the $11.5 million principal amount of the Note and use the proceeds to subscribe for securities offered under such future financing. In addition, upon conversion of the Note, or its redemption in the event that the Participation Right was exercised, Taseko would acquire a right of first refusal (the "Pre-Emptive Right") for up to five years, during which time Taseko may purchase up to 50% of any equity or convertible securities, except certain normal course securities offerings and strategic alliances, offered by the Company in a subsequent financing until a maximum of 19.9% of the Company's then outstanding shares, on a fully diluted basis, are held by Taseko. If Taseko fails to exercise the Pre-Emptive Right in regards to any offered securities under a future financing, the Pre-Emptive Right thereupon expires.

The Note provided for interest at the rate of 16% per annum payable monthly. Interest was payable in cash or, at Taseko's election, in the Company's common shares, based upon the higher of the five day volume weighted average of the closing price of Company's common shares at the time the interest payment was due.

At issuance, the Company estimated the fair value of the conversion option at $695,932, using a Black-Scholes option pricing model with the following assumptions: risk free interest rate – 4%; expected life – 1 year; expected volatility – 62%; and expected dividends – nil. The residual value was classified as a liability.

On February 20, 2007, Taseko redeemed this Note for $12.075 million, and exercised its Participation Right to participate in a private placement of the Company for $12.075 million based on the terms of this Note, acquiring 7,318,181 units at a price of $1.65 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.80 until February 20, 2008 (note 9(b)(ii)).

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

The continuity of the convertible note is as follows:

Liability component:
Present value of convertible promissory note at issuance, August 29, 2006	$10,804,068
Accretion, net of interest, for the year	230,298
Balance, December 31, 2006	11,034,366
Adjustment for adoption of new accounting standard (note 2(n))	565,634
Balance, January 1, 2007	11,600,000
Conversion, February 20, 2007	(11,600,000)
Liability component, December 31, 2007 and 2008	–

Equity component:
Conversion right	695,932
Conversion, February 20, 2007, to contributed surplus (note 9(e))	(695,932)
Equity component, December 31, 2007 and 2008	–

Convertible promissory note, December 31, 2007 and 2008	$–

Loss on extinguishment
Liability component, February 20, 2007	$11,600,000
Conversion, February 20, 2007	(12,075,000)
Loss on extinguishment of promissory note, year ended December 31, 2007	$(475,000)

9.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

At December 31, 2008, the Company's authorized share capital consisted of:

•	an unlimited number of common shares without par value; and

•	an unlimited number of non-voting, redeemable preferred shares without par value.

Pursuant to the Arrangement with Gibraltar and the provisions of the redeemable preferred shares, as long as any redeemable preferred shares are outstanding, the Company may not, without the prior approval of the holders of the redeemable preferred shares, pay any dividends (other than stock dividends), redeem, purchase, or make any capital distribution in respect of common shares. In addition, the redeemable preferred shares are entitled to preference over common shares and any

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

other shares ranking junior to the redeemable preferred shares with respect to the distribution of assets on liquidation, dissolution or wind up of the Company, or any other distribution of assets of the Company. This preference is limited to the Company's obligation to distribute the Gibraltar preferred shares (less a reserve for taxes related to the distribution), to the holders of the redeemable preferred shares, after which the holders of redeemable preferred shares will not be entitled to share in any further distribution of the Company's net assets. The Company may not dispose of its Gibraltar preferred shares.

(b)	Issued and outstanding common share capital and shares to be issued

	Number of	Dollar
	common shares	Amount
Balance, December 31, 2005	47,306,185	$19,465,518
Share purchase warrants exercised	5,640,000	5,470,100
Share purchase options exercised	685,933	810,826
Shares issued for debt interest	95,915	151,233
Shares issued for mineral property interest (i)	37,511,384	80,649,475
Fair value of share options allocated to shares issued on exercise	–	874,476
Balance, December 31, 2006	91,239,417	$107,421,628
Private placement, net of share issuance costs (ii), (iii)	29,439,395	48,825,343
Share issued for interest on convertible promissory (note 8)	89,229	156,274
Share purchase warrants exercised (iii)	8,000,000	18,000,000
Share purchase options exercised	285,000	356,200
Fair value of share options allocated to shares issued on exercise	–	285,094
Balance, December 31, 2007 and 2008	129,053,041	$175,044,539

Under agreements constituting part of the acquisition of GCMI (note 5), twelve former shareholders of GCMI, holding an aggregate of 14,136,711 common shares, agreed to have their shares of the Company placed into escrow. Under the terms of the agreements, 380,000 shares are to be released from escrow each month, commencing January 2007.

(i)

In December 2006, the Company issued 36,011,384 common shares as consideration for the acquisition of GCMI. Each common share was recorded at $2.15, being the closing share price of the Company on December 15, 2006, the closing date of the acquisition.

In December 2006, the Company issued 1,500,000 units in relation to the acquisition of the Donggapu, Zemdoula, and Banongla exploration licenses. The units consisted of one common share at $2.15 per share and one share purchase warrant. One million of these warrants were exercisable until December 15, 2008 at $1.59 per share and the remaining 500,000 of these warrants were exercisable until February 14, 2009 at $1.59 per share. These warrants expired unexercised.

(ii)	In February 2007, the Company completed a private placement of 19,439,395 units at a price of $1.65 per unit for gross proceeds of $32,075,000 ($30,825,343 net of issue costs).

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

Each unit consisted of one common share and one common share purchase warrant exercisable to purchase an additional common share at a price of $1.80 until February 20, 2008. The warrants were subject to accelerated expiration which could be triggered at the election of the Company, on 30 days' notice, if the Company's common shares traded at a price of $2.25 for any ten-consecutive-day period. These warrants expired unexercised.

In connection with this financing, Taseko redeemed its convertible promissory note (note 8) for $12,075,000 and participated in this private placement by acquiring 7,318,181 units for $12,075,000.

(iii)

On March 29, 2007, the Company completed a private placement of 10,000,000 units at a price of $1.80 per unit for gross proceeds of $18,000,000. Each unit consisted of one common share and one common share purchase warrant. Each warrant was exercisable for 0.8 of a common share at $2.25 per share until September 29, 2007, and at $2.75 per share thereafter until December 29, 2007. During the year ended December 31, 2007, the Company amended the exercise price of these common share purchase warrants to $2.25. These warrants were exercised in their entirety on November 29, 2007, for net proceeds to the Company of $18,000,000.

(c)	Warrants

The continuity of share purchase warrants is as follows:

Expiry date	December 15,	February 14,	February. 20,	December. 29,
	2008	2009	2008	2007
Exercise price	$1.59	$1.59	$1.80	$2.25
	note 9(b)(i)	note 9(b)(i)	note 9(b)(ii)	note 9(b)(iii)
Balance, Dec. 31, 2006	1,000,000	500,000	–	–
Issued	–	–	19,439,395	8,000,000
Exercised	–	–	–	(8,000,000)
Balance, Dec. 31, 2007	1,000,000	500,000	19,439,395	–
Issued	–	–	–	–
Expired	(1,000,000)	–	(19,439,395)	–
Balance, Dec. 31, 2008	–	500,000	–	–

(d)	Share purchase option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its officers, directors, employees and consultants.

A share option plan was approved by the Board and by the shareholders in June 2006. The share option plan (the "2006 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares,

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

calculated from time to time. Pursuant to the 2006 Rolling Option Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the plan increases proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity schedule of share purchase options, of which 6,967,665 were exercisable at December 31, 2008 (December 31, 2007 – 3,985,437), is as follows:

		Weighted
	Number of	average
Share purchase options outstanding	options	exercise price
Balance, December 31, 2005	1,859,267	$ 1.44
Granted	4,071,607	1.69
Exercised	(685,933)	1.18
Expired or cancelled	(55,834)	1,83
Balance, December 31, 2006	5,189,107	$ 1.66
Granted	2,612,000	1.92
Exercised	(285,000)	1.25
Expired or cancelled	(961,500)	1.72
Balance, December 31, 2007	6,554,607	$ 1.77
Granted	5,139,000	1.28
Expired or cancelled	(1,362,941)	1.45
Balance, December 31, 2008	10,330,666	$ 1.57

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

The following table summarizes the Company's stock options outstanding at December 31, 2008:

		Number of	Number of
		options	options
Expiry date	Option price	outstanding	exercisable
February 27, 2009 *	$1.61	50,000	50,000
April 30, 2009 *	$2.01	1,182,500	1,182,500
November 30, 2009	$1.61	250,000	250,000
September 30, 2010	$1.68	135,000	48,334
February 28, 2011	$1.61	2,800,000	2,500,000
February 28, 2011	$1.68	350,000	233,333
May 2, 2011	$1.32	4,096,500	1,370,165
October 1, 2011	$0.79	266,666	133,333
February 28, 2012	$2.01	1,200,000	1,200,000
Total		10,330,666	6,967,665
Weighted average option price		$1.57	$ 1.68

* expired subsequent to year end

Using an option pricing model with the assumptions noted below, the estimated fair values of all options granted during 2008, 2007 and 2006 have been reflected in the statement of operations as follows:

	2008	2007	2006
Exploration
Engineering	$351,022	$102,586	$62,536
Environmental, socioeconomic and other	46,776	6,318	1,407
Geological	129,633	96,258	596,336
Exploration total	527,431	205,162	660,279
Operations and administration	1,404,818	2,336,326	1,950,259
Total compensation cost recognized in
operations and credited to contributed surplus	$1,932,249	$2,541,488	$2,610,538

The weighted average assumptions used to estimate the fair value of options granted were:

	2008	2007	2006
Risk-free interest rate	2.7%	3.9%	4.2%
Expected life	3.0 years	3.9 years	1.7 years
Vesting period	6 to 24 months	6 to 18 months	6 to 18 months
Expected volatility	63%	60%	69%
Expected dividend yield	nil	nil	Nil
Weighted average fair value	$ 0.36	$ 0.84	$ 0.94

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

Subsequent to December 31, 2008, a total of 157,666 options were cancelled.

(e)	Contributed surplus

Balance, December 31, 2005	$545,035
Non-cash stock-based compensation	2,610,538
Options issued pursuant to acquisition of GCMI	166,661
Warrants issued and to be issued pursuant to acquisition of GCMI	1,560,000
Increase in estimated fair value of warrants issued to a director on condition of	315,000
successfully obtaining the China Mining Permit
Share purchase options exercised, credited to share capital	(874,475)
Balance, December 31, 2006	4,322,759
Non-cash stock-based compensation	2,541,488
Share purchase options exercised, credited to share capital	(285,094)
Conversion right, credited to contributed surplus upon extinguishment of the
convertible promissory note (note 8)	695,932
Increase in estimated fair value of warrants issued to a director on condition of	3,405,000
successfully obtaining the China Mining Permit
Balance, December 31, 2007	10,680,085
Non-cash stock-based compensation	1,932,249
Share purchase options exercised, credited to share capital	–
Increase (decrease) in estimated fair value of warrants issued to a director on	(3,095,000)
condition of successfully obtaining the China Mining Permit
Balance, December 31, 2008	$9,517,334

(f)	Redeemable preferred shares

The 12,483,916 redeemable preferred shares were issued to common shareholders pursuant to the Arrangement. The redeemable shares are non-voting, non-dividend-paying, and are redeemable by the Company in certain events such as the occurrence of an HP Realization Event, at which time Gibraltar will become obligated to redeem the Gibraltar preferred shares for Taseko Shares (note 4(a)). The Company will redeem the shares for the number of Taseko Shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, pro- rata to holders of the redeemable preferred shares. After such distribution, the holders of the redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

The redeemable preferred shares may not vote except on any proposal to alter their special rights and restrictions or in the event the Company proposes to sell the Harmony Gold Property (as one of the possible HP Realization Events) for less than $20 million.

These redeemable preferred shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko Shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset. Accordingly, a net nil amount is reported on the consolidated balance sheet of the Company.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

	December 31	December 31
Amounts due from related party	2008	2007
Hunter Dickinson Services Inc. (b)	$556,426	$–

	December 31	December 31
Amounts due to related parties	2008	2007
Hunter Dickinson Services Inc. (b)	$–	$141,323
Tibet Bojing, Beijing Honglu, Wang Zhi (e)	148,774	–
C.E.C. Engineering Ltd. (f)	15,366	36,458
Jack Yang, Sundecin Enterprises Inc. (g)	30,089	27,371
Dickson Hall & Associates Ltd. (h)	6,491	44,444
Qi Deng (i)	–	30,000
Zhengxun Guo (j)	–	(443)
Gerald Panneton	2,264	66,267
	$202,984	$345,420

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

Transactions:	2008	2007	2006
Hunter Dickinson Services Inc. – reimbursement
for third party expenses and services rendered
(a)	$3,557,305	$2,753,314	$3,517,910
Hunter Dickinson Services Inc. – interest (c) & (d)	–	55,126	10,521
Tibet Bojing (e)	291,226	227,614	197,310
Beijing Honglu (e)	238,080	461,450	52,550
C.E.C. Engineering (f)	406,510	169,762	4,928
Sundecin Enterprise Inc. (g)	118,014	147,753	–
Dickson Hall & Associates Ltd. (h)	270,560	271,336	209,057
Qi Deng (i)	237,448	279,956	184,953
Zhengxun Guo (j)	87,774	63,701	34,880
Dong Ouyang (k)	53,716	–	–
Xiaojun Ma (l)	14,295	35,435	6,833
Jinchuan Group Limited (m) – exercise of warrants
(note 9(b)(iii))	–	18,000,000	–
Taseko Mines Limited – interest (n)	–	254,155	151,233

(a)

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is Continental. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis per agreement dated June 1, 2008. Advances during 2008 were non-interest bearing and due on demand.

(b)

Related party balances receivable or payable, in the normal course, during 2008 and 2007 were non-interest bearing and due on demand, and represent advances against current and future services rendered to, or costs incurred on behalf of, the Company by HDSI.

(c)

On November 29, 2006, the Company signed a loan agreement with HDSI pursuant to which the Company borrowed $1,500,000 from HDI, maturing on February 27, 2007, on an unsecured basis. The loan bore interest at 8% per annum. On March 2, 2007, the Company repaid the loan in full and paid $30,575 in interest.

(d)

On January 18, 2007, the Company signed another loan agreement with HDSI pursuant to which the Company borrowed US$2,500,000 from HDSI, maturing on April 18, 2007, on an unsecured basis. The loan bore interest at 8% per annum. The Company repaid the loan in full on March 2, 2007 and paid $24,551 in interest.

(e)

During the year ended December 31, 2008, the Company paid $291,226 (2007 – $227,614, 2006 – $197,310) and $238,080 (2007 – $461,445; 2006 – $52,550) to Tibet Bojing Minerals Investment Limited ("Tibet Bojing") and Beijing Honglu Shengdi Consulting Services Limited ("Beijing Honglu") respectively, two companies controlled by a director of the Company, for consulting services.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

(f)

During the year ended December 31, 2008, the Company paid $406,510 (2007 – $169,762; 2006 – $4,928) to C.E.C. Engineering Ltd, a company controlled by a director of the Company, for engineering services.

(g)

During the year ended December 31, 2008, the Company paid $118,014 (2007 – $147,753; 2006 – $nil) to Sundecin Enterprises Inc., a company controlled by a director of the Company, for consulting services.

(h)

During the year ended December 31, 2008, the Company paid $270,560 (2007 – $271,336; 2006 – $209,057) to Dickson Hall & Associates, a company controlled by an officer of the Company, for consulting services.

(i)

During the year ended December 31, 2008, the Company paid $237,448 (2007 – $279,956; 2006 – $184,953) to Qi Deng, a director of Tian Yuan, the Company's main Tibetan subsidiary, for consulting and project management services.

(j)

During the year ended December 31, 2008, the Company paid $87,774 (2007 – $63,701; 2006 – $34,880) to Zhengxun Guo, a director of Tian Yuan, the Company's main Tibetan subsidiary, for administrative and managerial services.

(k)

During the year ended December 31, 2008, the Company paid $53,716 (2007 – nil; 2006 – nil) to Dong Ouyang, who, in September 2008, became a director of Tian Yuan, the Company's main Tibetan subsidiary, for administrative and managerial services.

(l)

Mr. Xiaojun Ma is a former director of the Company who resigned in May 2008. To May 2008, the Company paid $14,295 (year ended December 31, 2007 – $35,435; year ended December 31, 2006 – $6,833) to Xiaojun Ma for administrative and managerial services.

(m)

A director of the Company, Mr. Fuyu Wang, is also a director of Jinchuan Group Limited ("Jinchuan"). During the year ended December 31, 2007, and subsequent to his appointment as a director of the Company, Jinchuan exercised 8 million warrants, for net proceeds to the Company of $18,000,000 (note 9 (b)(iii)).

(n)

In February 2007, the Company redeemed the $11,500,000 convertible promissory note held by Taseko at 105% of the principal amount (note 8). Taseko and the Company are related by virtue of having certain directors in common. During the year ended December 31, 2008, the Company paid interest related to this convertible promissory note to Taseko of nil (2007 – $254,155, of which $156,274 was paid to Taseko by the issuance of 89,229 common shares of the Company).

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

11.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents, and credit facilities as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt. As at December 31, 2008, the Company is not subject to any externally-imposed capital requirements.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are approved by the Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, typically having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended December 31, 2008.

(b)	Fair value of financial instruments

The carrying amounts of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments. The fair value of amounts due from or due to related parties are not determinable due to the related party nature and the lack of a market for such balances.

The fair values of the Company's investment in Gibraltar preferred shares, and the offsetting redeemable preferred shares of the Company (note 4), are not practicably determinable due to the nature of the amounts and the absence of a quoted market price for such instruments.

The fair value of the long-term payable is estimated to be $1,218,000 (2007 – $1,983,000), based on discounted future cash flows at estimated market rates of interest.

(c)	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes. The types of risk exposure and the way in which such exposure is managed is provided as follows:

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

(i)	Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents in Government of Canada treasury bills, and cash with major financial institutions. Substantially all the Company's cash in Canada is held with one major financial institution and its subsidiaries. Amounts receivable consist mainly of value-added taxes recoverable. Amounts due from related parties are receivable from a related party with low credit risk. The Company does not have any financial assets that are invested in asset backed commercial paper.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents. The Company’s cash and equivalents are invested in business accounts and treasury bills, which are immediately available on demand for the Company’s use.

For cash held in China, the repatriation of this cash in foreign currency is permitted upon the routine approval of the State Administration for Foreign Exchange, and other relevant government authorities, under certain circumstances, of the PRC. The Company's subsidiary in the PRC is required to obtain routine tax clearances from the authorities to remit services fees and royalties for large amounts.

The following are the contractual maturities of financial liabilities:

December 31, 2008	Accounts payable and	Amounts due to	Long-term
	accrued liabilities	related parties	payable
Carrying amount	$5,950,065	$202,984	$1,218,000
Contractual cash flow	$5,950,065	$202,984	$1,218,000

2009	$5,950,065	$202,984	$609,000
2010	–	–	609,000

December 31, 2007	Accounts payable and	Amounts due to	Long-term
	accrued liabilities	related parties	payable
Carrying amount	$1,912,150	$345,420	$1,982,600
Contractual cash flow	$1,912,150	$345,420	$1,982,600

2008	$1,912,150	$345,420	$991,300
2009	–	–	495,650
2010	–	–	495,650

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

(iii)	Market risks

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are discussed further below:

Foreign exchange risk

The Company typically holds a significant portion of its cash in Canadian dollars ("CAD") and reports the results of its operations in Canadian dollars. A significant portion of the Company's administrative operations are in Canada.

While the Company incurs some of its exploration and development expenditures in Canadian dollars, a significant portion is incurred in Chinese renminbi ("RMB"), and consequently are subject to exchange rate risk.

The Company’s liabilities are typically denominated in Canadian dollars and RMB and the Company has no material commitments in other currencies. However, at December 31, 2008, the Company had a US$1,000,000 liability as a result of the acquisition of the surrounding properties, payable in US dollars, at a rate of US$500,000 per year (note 5).

The Company is exposed to exchange rate sensitivity, to the extent that the Canadian dollar fluctuates with the US dollar ("USD") and the RMB. The Company currently does not engage in foreign currency hedging.

The exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is as follows:

	December 31	December 31
The amounts are expressed in CAD equivalents	2008	2007
United States dollars	$2,503,909	$426,109
Chinese renminbi	764,971	259,859
Total financial assets	$3,268,880	$685,968

United States dollars	$1,651,880	$1,996,537
Chinese renminbi	4,770,324	1,408,867
Total financial liabilities	$6,422,204	$3,405,404

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

The following significant exchange rates were applied during the year:

	2008	2007	2006
United States dollars per Canadian dollar
Closing rate at December 31	1.2180	1.0088	0.8515
Average rate during the year	1.0660	0.9304	0.8818

Chinese renminbi per Canadian dollar
Closing rate at December 31	5.57	7.39	6.70
Average rate during the year	6.51	7.08	7.03

For the fiscal year ended December 31, 2008, with all other variables held constant, a 1% strengthening (weakening) of the Chinese renminbi against the Canadian dollar would have increased (decreased) net loss by approximately $389,000.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

Other than the US$1 million non-interest bearing debt related to the acquisition of the surrounding properties (note 5), the Company has no debt, other than routine accounts payable.

Commodity price risk

While the value of Continental's resource properties relate to the price of copper and gold metals and their outlook, Continental currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its operational activities.

Copper and gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

12.	INCOME TAXES

As at December 31, 2008 and 2007, the estimated tax effect of the significant components within the Company's future tax assets (liabilities) were as follows:

	December 31	December 31
	2008	2007
Resource pools and loss carry forwards	$16,133,000	$10,102,000
Equipment	189,000	50,000
Other	394,000	314,000
Subtotal	16,716,000	10,466,000
Valuation allowance	(16,716,000)	(10,466,000)
Future income tax assets	–	–
Mineral properties	(32,638,000)	(25,510,000)
Net future income tax assets (liability)	$(32,638,000)	$(25,510,000)

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian income tax rates (2008 – 31.0%; 2007 – 34.1%; 2006 – 34.1%) for the following reasons:

		Years ended
	December 31	December 31	December 31
	2008	2007	2006
Income tax at statutory rates	$(9,472,000)	$(7,314,000)	$(9,067,000)
Difference in foreign tax rates	1,103,000	2,098,000	1,772,000
Change in valuation allowance	6,250,000	2,117,000	7,079,000
Permanent differences	636,000	1,007,000	564,000
Other non-deductible items	1,494,000	1,354,000	(62,000)
Change due to foreign exchange differences	(33,000)	757,000	117,000
Loss expired	13,000	–	–
Other	9,000	(19,000)	(403,000)
	$–	$–	$–

For the years ended December 31, 2008 and 2007, the difference between the Company's actual tax recovery of nil and the expected recovery calculated by applying statutory rates to the loss for the year are due primarily to non-capital loss carry-forwards for which no benefit has been recognized and stock based compensation which is not deductible for tax purposes.

At December 31, 2008, the Company's tax attributes included Canadian resource pools totaling approximately $0.3 million (2007 – $0.3 million), which are available indefinitely to offset future taxable income, and financing costs totaling approximately $1.3 million (2007 – $1.2 million). Additionally, Canadian capital and non-capital losses carried forward of approximately $16.8 million (2007 – $12.8 million) expire in periods ranging from 1 to 20 years. At December 31, 2008,

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

the Company had resource pools and losses carried forward in Canada and the PRC totaling $71.0 million (2007 – $44.5 million).

13.	SEGMENT DISCLOSURES

The Company considers itself to operate in a single reportable operating segment, being exploration and development of mineral properties. Geographic segment disclosures are as follows:

	For the years ended December 31
	2008	2007	2006
Loss (earnings) for the year
Canada	$12,735,802	$6,983,885	$7,489,831
Cayman Islands	(78,088)	35,080	–
China	17,895,863	14,416,490	19,226,242
Total	$30,553,577	$21,435,455	$26,716,073

	As at December 31
	2008	2007
Current assets
Canada	$13,371,223	$32,725,418
Cayman Islands	794,774	33,029
China	2,548,097	1,162,403
Total	$16,714,094	$33,920,850

Property and equipment
Canada	$4,993	$5,608
China	417,594	542,672
Total	$422,587	$548,280

Mineral property interests
Canada	$–	$–
China	113,162,309	117,287,309
Total	$113,162,309	$117,287,309

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

14.	COMMITMENTS

(a)	Office leases

During the year ended December 31, 2008, the Company signed a lease agreement for office space in Beijing, with a two-year lease term ending June 30, 2010. The Company is committed to paying base rent and property management fees totaling approximately $224,800 in 2009 and $112,400 in 2010.

(b)	Housing for villagers

During the year ended December 31, 2008, the Company entered into various agreements with village residents in the vicinity of the proposed mine site, for the construction of new houses and associated fencing and moving expenses. As at December 31, 2008, approximately $321,000 remained to be incurred for these costs, substantially all of which is expected to be paid during 2009.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP").

Had the Company followed US GAAP, certain items on the consolidated statements of operations and deficit, and balance sheets would have been reported as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2008	2007	2006
Consolidated Statements of Operations
Loss for the year under Canadian GAAP	$30,553,577	$21,435,455	$26,716,073
Adjustment under US GAAP
Convertible promissory note – accretion expense (c)	–	–	(230,298)
Loss on extinguishment of promissory note (c)	–	100,000
Stock based compensation expense (d)	(270,897)	(249,320)	–
Loss for the year under US GAAP	$30,282,680	$21,286,135	$26,485,775

Basic and diluted loss per share for the year under US
GAAP	$(0.23)	$(0.18)	$(0.50)

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

	As at December 31	As at December 31
	2008	2007
Consolidated Balance Sheets
Total assets under Canadian GAAP	$130,298,991	$151,756,440
Adjustment under US GAAP
Value of investment in Gibraltar shares (a)	13,513,886	13,513,886
Total assets under US GAAP	$143,812,877	$165,270,326

Total liabilities under Canadian GAAP	$40,009,049	$29,750,170
Adjustments under US GAAP
Value of redeemable preferred shares (a)	13,513,886	13,513,886
Total liabilities under US GAAP	$53,522,935	$43,264,056

Total shareholders' equity under Canadian GAAP	$90,289,942	$122,006,270
Adjustments under US GAAP
Share capital (a) and (b)	20,379,837	20,379,837
Contributed surplus - Conversion right, upon	(695,932)	(695,932)
extinguishment of the convertible promissory note (c)
Contributed surplus (b)	342,309	342,309
Contributed surplus – stock-based compensation (d)	(270,897)	(249,320)
Accumulated deficit (a), (b), (c) and (d)	(19,755,317)	(19,776,894)
Total shareholders' equity under US GAAP	$90,289,942	$122,006,270

There are no material differences between Canadian GAAP and US GAAP in the consolidated statement of cash flows for the years ended December 31, 2008, 2007 and 2006. For all periods presented, comprehensive loss equals reported loss for US GAAP purposes.

A description of US GAAP and the rules prescribed by the United States Securities and Exchange Commission ("SEC") that result in material differences from Canadian GAAP follows:

(a)

US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially recoverable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for both Canadian GAAP and US GAAP purposes. However, included in the cost of the Harmony Gold Property that was acquired in fiscal 2001, were mineral property exploration costs that had been capitalized for Canadian GAAP purposes. As a result of capitalizing mineral property exploration costs for Canadian GAAP purposes, $13,250,898 of mineral property exploration costs included in the book value of the Harmony Gold Property at the date of its purchase in fiscal 2001 would have been previously expensed for US GAAP purposes. Accordingly, for US GAAP purposes, these costs would have been excluded from the value allocated to the Gibraltar

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

Preferred shares and redeemable preferred shares of the Company (note 4) on the sale of the Harmony Gold Property.

In addition, US GAAP does not permit the offset of a financial asset and financial liability when more than two parties have an interest in the financial asset and liability, which is permitted under Canadian GAAP (note 9(f)). As such, the Gibraltar preferred shares and the redeemable preferred shares of the Company would be presented on the balance sheet at their gross value as a financial asset and a financial liability respectively under US GAAP.

(b)

US GAAP does not permit accumulated deficit to be offset against share capital and contributed surplus after a special resolution of shareholders approving such an offset, which is permitted under Canadian GAAP. Accordingly, for US GAAP purposes, share capital would be increased by $7,128,939, contributed surplus would be increased by $342,309 and the accumulated deficit would be increased by $7,471,248 for December 31, 2008 and 2007.

(c)

On August 29, 2006, the Company issued an $11.5 million convertible promissory note of the Company ("the Note") (note 8). Under Canadian GAAP, the convertible promissory note is classified between its equity and debt components. Under US GAAP, the entire Note would be classified as debt.

Under Canadian GAAP, the accretion of the residual carrying value of the convertible instrument to the face value of the convertible instrument over the life of the instrument is charged to operations. Under US GAAP, the Note is stated at cost on its recognition and is not accreted.

During the 2006 fiscal year, the $695,932 attributed to the equity component of the instrument under Canadian GAAP was classified as debt for US GAAP purposes. In addition, $230,298, of accretion expense recorded under Canadian GAAP was reversed for US GAAP purposes resulting in an $11,500,000 carrying value as at December 31, 2006.

At January 1, 2007, upon adoption of CICA Section 3855 – Financial Instruments ,the Company designated the liability component of the convertible promissory note (note 2(n)) as held for trading, and its carrying value was adjusted to its fair value of $11,600,000 with a charge to opening deficit of $565,634 for Canadian GAAP purposes. There is no requirement under US GAAP to adjust the carrying value of the promissory note to its fair value. Hence, the promissory note was carried at its original carrying value of $11,500,000 for US GAAP purposes.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

On redemption, the loss under Canadian GAAP was $475,000 and under US GAAP, the loss was calculated as follows:

Loss on extinguishment
Liability component, February 20, 2007	$11,500,000
Conversion, February 20, 2007	(12,075,000)
Loss on extinguishment of promissory note	$(575,000)

The redemption of the convertible promissory note for $12.075 million on February 20, 2007 did not have any effect on contributed surplus since there was no equity component recorded under US GAAP.

(d)

In December 2004, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2006), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123R supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In calculating compensation to be recognized, SFAS 123R requires the Company to estimate future forfeitures. Prior to adoption of SFAS 123R, the Company's accounting for stock based compensation for US GAAP purposes was consistent with that used for Canadian GAAP. For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur, as permitted by Canadian GAAP.

Based on the Company's estimated future forfeiture rates of stock options, the expense recognized for US GAAP purposes under SFAS 123R is $270,897 less (2007 - $249,320, 2006 - $nil) than the amount recorded for Canadian GAAP purposes.

(e)	Income taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the periods presented.

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109, was adopted by the Company on June 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on de- recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

(f)	Accounts receivable comprise:

	As at December 31	As at December 31
	2008	2007
GST receivable	$466,997	$188,854
Advances and other receivables	10,588	23,011
	$477,585	$211,965

(g)	Accounts payable and accrued liabilities comprise:

	As at December 31	As at December 31
	2008	2007
Trade payables	$2,723,346	$1,763,377
Business taxes payable	3,226,719	148,774
	$5,950,065	$1,912,151

(h)	Impact of recent United States accounting pronouncements:

(i)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, (“SFAS 141(R)”). SFAS 141(R) amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. It expands the definition of a business and a business combination; requires recognition of assets acquired, liabilities assumed, and contingent consideration at their fair value on the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination and expensed as incurred; requires in-process research and development to be capitalized at fair value as an intangible asset; and requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for the Company’s 2009 fiscal year. Therefore, Company will apply SFAS 141(R) prospectively to all business combinations subsequent to January 1, 2009.

(ii)

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

subsidiary. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the controlling and non-controlling interests and requires the separate disclosure of income attributable to controlling and non-controlling interests. SFAS 160 is effective for the Company’s 2009 fiscal year. The Company is currently evaluating the impact that the adoption of SFAS 160 will have on its consolidated financial statement but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

(iii)

In February 2008, the FASB issued FASB Staff Position ("FSP") SFAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP SFAS 157-2"). FSP SFAS 157-2 delays the effective date of SFAS No. 157, "Fair Value Measurements" ("SFAS 157") to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. As a result of adoption of FSP SFAS 157-2, the Company will adopt SFAS 157 for nonfinancial assets and nonfinancial liabilities in fiscal 2009. Although the Company will continue to evaluate the application of SFAS 157 to nonfinancial assets and nonfinancial liabilities, the Company does not expect the adoption of SFAS 157 with respect to nonfinancial assets and nonfinancial liabilities to have a material impact on its consolidated results of operations, cash flows or financial position

(iv)

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS 161 is effective for the Company’s 2009 fiscal year. The Company is currently reviewing the provisions of FAS 161 and has not yet adopted the statement. However, the Company does not believe the adoption of FAS 161 will have a material impact on its consolidated results of operations, cash flows or financial position.

(v)

In May 2008, the FASB issued FSP Accounting Principles Board ("APB") 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability and equity components of those instruments by allocating the proceeds from the issuance between the liability component and the embedded conversion option. This standard is effective for the Company’s 2009 fiscal year. The Company is currently reviewing the provisions of this standard.

(vi)

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
(Expressed in Canadian Dollars, unless otherwise stated)

and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

(vii)

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities ("FSP EITF 03-6-1"). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends are participating securities and should be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for the Company’s 2009 fiscal year. The Company is currently reviewing the provisions of this standard but does not expect the adoption of FSP EITF 03-6-1 to have a material effect on its consolidated results of operations, cash flows or financial position

(viii)

In June 2008, the FASB issued EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS 133, "Accounting For Derivative Instruments and Hedging Activities" and/or EITF 00-19, "Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". EITF 07-5 is effective for financial statements issued for the Company’s 2009 fiscal year not permitted. The Company is currently reviewing the provisions of this standard but does not expect the adoption of EITF 07-5 to have a material effect on its consolidated results of operations, cash flows or financial position.

(ix)

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”). This new standard is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.

In particular, this Statement sets forth: (a) The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; (c) The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

This Statement is effective for interim and annual periods ending after June 15, 2009. The Company is currently evaluating the impact of adoption of SFAS No. 165 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.